Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTION PASSED

AT THE SECOND EXTRAORDINARY GENERAL MEETING 2014

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolution proposed at the second extraordinary general meeting 2014 (the “EGM”) held on Monday, 29 December 2014. The resolution was duly passed.

The EGM was held on Monday, 29 December 2014 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the EGM, the total number of shares of the Company in issue was 28,264,705,000. At the EGM, China Life Insurance (Group) Company, the controlling shareholder of the Company (holding 19,323,530,000 shares of the Company) was required to abstain and had abstained from voting on the resolution proposed at the EGM. As a result, only independent shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued share capital of the Company, were entitled to attend and vote on the resolution proposed at the EGM. Save as above, there were no restrictions on any shareholder casting votes on the resolution proposed at the EGM.

The shareholders and authorized proxies holding an aggregate of 22,297,841,002 shares, representing 78.89% of the total voting shares of the Company, attended the EGM. The EGM was convened in accordance with the requirements of the applicable laws and regulations, the listing rules of the jurisdictions where the shares of the Company are listed, and the Articles of Association of the Company.

Total number of shareholders and authorized proxies present at the meeting	18
including: number of A Share holders	17
number of H Share holders	1
Total number of shares with voting rights	22,242,994,887
including: total number of shares held by A Share holders	19,357,148,311
total number of shares held by H Share holders	2,885,846,576
Percentage to the total number of shares with voting rights	78.70%
including: percentage of shares held by A Share holders	68.49%
percentage of shares held by H Share holders	10.21%
Total number of A Share holders who attended the meeting by way of online voting	53
total number of shares with voting rights	54,846,115
percentage to the total number of shares with voting rights	0.19%

The voting at the meeting was conducted by way of on-site voting and online voting, and was in compliance with the relevant provisions of the Company Law of the People’s Republic of China, the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meeting of Listed Companies and the Articles of Association of the Company.

Five out of the eleven Directors of the Company attended the meeting, while Executive Director Mr. Su Hengxuan, Non-executive Directors Mr. Zhang Xiangxian and Mr. Wang Sidong, Independent Non-executive Directors Mr. Bruce Douglas Moore, Mr. Chang Tso Tung Stephen and Mr. Huang Yiping were unable to attend due to other business commitments. The meeting was chaired by Mr. Yang Mingsheng, the Chairman of the Board. Three out of the five Supervisors of the Company attended the meeting, while Supervisors Ms. Yang Cuilian and Ms. Xiong Junhong were unable to attend due to other business commitments. Certain members of the senior management and the Board Secretary also attended the meeting.

The poll results in respect of the resolution proposed at the EGM are as follows:

Resolution		For		Against		Abstain		Attending and Voting
		No. of shares voted	Percentage %	No. of shares voted	Percentage %	No. of shares voted	Percentage %	No. of shares
As an ordinary resolution
1	To consider and approve the entrusted investment and management agreement for alternative investments with insurance funds proposed to be entered into between the Company and China Life Investment Holding Company Limited, the transactions thereunder, the annual cap calculated based on the investment management service fee and performance incentive fee, and the amount of assets to be entrusted for investment and management (including the amount for co-investments)	2,956,640,299	99.405889	2,577,503	0.086659	15,093,200	0.507452	2,974,311,002
	The resolution was duly passed as an ordinary resolution.

Pursuant to the relevant laws and regulations of China, the Company announces the poll results of A Share holders who individually or in aggregate hold less than 5% of the shares of the Company in respect of the resolution proposed at the EGM as follows:

Resolution		For		Against		Abstain		Attending and Voting
		No. of shares voted	Percentage %	No. of shares voted	Percentage %	No. of shares voted	Percentage %	No. of shares
As an ordinary resolution
1	To consider and approve the entrusted investment and management agreement for alternative investments with insurance funds proposed to be entered into between the Company and China Life Investment Holding Company Limited, the transactions thereunder, the annual cap calculated based on the investment management service fee and performance incentive fee, and the amount of assets to be entrusted for investment and management (including the amount for co-investments)	88,141,226	99.634655	0	0.000000	323,200	0.365345	88,464,426
	The resolution was duly passed as an ordinary resolution.

The full text of the above resolution is set out in the circular and notice of the EGM dated 12 November 2014.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the EGM.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 29 December 2014

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh,
Chang Tso Tung Stephen, Huang Yiping

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